Exhibit 12.1
ENERGY TRANSFER PARTNERS, L.P. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in millions, except for ratio amounts)
(Unaudited)

	Years Ended December 31,
	2013	2012	2011	2010	2009
Fixed Charges:
Interest expense, net	$849	$665	$474	$413	$395
Capitalized interest	43	99	13	28	16
Loss on extinguishment of debt	—	(115)	—	—	—
Interest charges included in rental expense	15	7	3	1	2
Total fixed charges	907	656	490	442	413
Earnings:
Income from continuing operations before income tax expense and noncontrolling interest	832	1,819	719	639	810
Less: equity in earnings of unconsolidated affiliates	172	142	26	12	21
Total earnings	660	1,677	693	627	789
Add:
Fixed charges	907	656	490	442	413
Amortization of capitalized interest	6	4	3	2	2
Distributed income of equity investees	247	132	26	12	21
Less:
Interest capitalized	(43)	(99)	(13)	(28)	(16)
Income available for fixed charges	$1,777	$2,370	$1,199	$1,055	$1,209

Ratio of earnings to fixed charges	1.96	3.61	2.45	2.39	2.93